UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            ----------------------------------------

                          SCHEDULE 13D

                        (Amendment No. 3)

            Under the Securities Exchange Act of 1934

                      SportsLine.com, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          848-934-10-5
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        March 5, 2003
     (Date of Event which Requires Filing of this Statement)


	-------------------------------------------
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e)(f) or (g), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                             Page 2 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)            N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization  United States
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power    11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN
---------------------------------------------------------

                                        Page 3 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
                    I.R.S Identification No.  04-3446887
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person 	(10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 4 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
                    I.R.S Identification No.  04-2261332
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)           N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization     Maryland
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially     (8)  Shared Voting Power   11,872,312
 Owned by	-----------------------------------------
   Each          (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person         (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 5 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S Identification No.  04-2949533
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 6 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Westinghouse CBS Holding Company, Inc.
                    I.R.S No.  25-1776511
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,422,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person       (10) Shared Dispositive Power   11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,422,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                     29.9%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                        Page 7 of 10 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    CBS BROADCASTING INC.
                    I.R.S. Identification No.  13-0590730
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization      New York
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power        11,422,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power   11,422,312
 With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,422,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares   (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       29.9%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------

                                           Page 8 of 10 Pages

Item 1.   Security and Issuer.
	  --------------------

               This Amendment No. 3 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 4.   Purpose of the Transaction
	  --------------------------

          Item 4 is amended and restated in its entirety as follows:

          The Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

          On March 5, 2003, CBSBI and the Issuer entered into a letter agreement (the "Letter Agreement"), pursuant to which:

     (i) the Agreement dated as of March 5, 1997, between the Issuer and CBSBI, as amended (the "Agreement"), was amended to provide that, in lieu of the Issuer's obligations to issue to CBSBI Common Shares having a fair market value of $20,000,000 on each of April 1, 2003 and July 1, 2004, the Issuer will:

          (A) issue to CBSBI on April 1, 2003, the lesser of (1) such number of Common Shares having a $20,000,000 fair market value on April 1, 2003, and (2) such number of Common Shares as would result in CBSBI and its affiliates' aggregate beneficial ownership interest in Issuer's Common Shares not exceeding 39.9% and defer the remainder of the $20,000,000 owing to CBSBI until July 1, 2004, and

          (B)  issue or pay to CBSBI on July 1, 2004:

               (1) (a) such number of Common Shares having a $20,000,000 fair market value on July 1, 2004 plus such number of Common Shares having a fair market value on July 1, 2004 equal to the fair market value of the Common Shares deferred from April 2003 (as described in (A) above)
                    (such aggregate value owing by SportsLine to CBSBI on July 1, 2004 being the "July 2004 Value") or, if that number exceeds 49.9%, (b) such number of Common Shares as would result in CBSBI and its affiliates' aggregate beneficial ownership interest in Issuer's Common Shares not exceeding 49.9%,

               (2)  in cash the lesser of (a) the remaining
                    amount of the July 2004 Value, if any, owing by the Issuer to CBSBI and (b) $5,000,000, and

                                              Page 9 of 10 Pages


               (3)  the remaining amount of the July 2004
                    Value, if any, owing to CBSBI, at the
                    Issuer's election, in cash or Common Shares, based on the fair market value on July 1, 2004 (if the Issuer elects Common Shares, CBSBI may elect to defer the receipt of such Common Shares until October 1, 2005, and on October 1, 2005 CBSBI will receive Common Shares equal to the value of the deferred Common Shares based on the fair market value on October 1, 2005); and


     (ii) CBSBI withdrew its request made by letter dated December 23, 2002, to register 11,422,312 Common Shares on a Form S-3 shelf-registration statement pursuant to
         Section 3.4 of the CBS/SportsLine Stockholder Agreement dated March 5, 1997 between the Issuer and CBSBI, as amended.

          Any description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement attached as
Exhibit 1 to this Amendment.

     The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
	  -----------------------------------

          Item 6 is amended as follows:

          "Except as described in Item 4 above, none of the Reporting Persons have entered into, or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or amendments thereto, filed by certain of the Reporting Persons and any predecessor thereof.

          "The information set forth under Item 4 above is incorporated by reference."


Item 7.   Material to be Filed as Exhibits.
	  --------------------------------

Exhibit  1     Letter Agreement dated March 5, 2003, between
               CBS Broadcasting Inc. and SportsLine.com,
               Inc., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of SportsLine.com, Inc., filed with the Securities and Exchange Commission on March 6, 2003.

Exhibit 2      Joint Filing Agreement among CBS Broadcasting
               Inc., Westinghouse CBS Holding Company, Inc.,
               Viacom Inc., NAIRI, Inc., National Amusements,
               Inc. and Sumner M. Redstone.

                                        Page 9 of 10 Pages

                            Signatures
                           -------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


March 6, 2003


                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
                                        Secretary


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
				        Executive Officer


                                        /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Individually

                                                  EXHIBIT 2
                                                  ----------

                     JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of SportsLine.com, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 4TH day of January, 2002.

                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
					Secretary


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer


                                        /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Individually